[Baker & McKenzie Letterhead]



                                                   EXHIBIT 8


                                May 5, 1999


J.P. Morgan Securities Inc.
60 Wall Street, 3rd Floor
New York, New York 10260

Sears Roebuck and Co.
3333 Beverly Road
Hoffman Estates, IL 60179

Sears Roebuck Acceptance Corp.
3711 Kennett Pike
Greenville, DE 19806

Gentlemen:

  Sears Roebuck Acceptance Corp. ("SRAC") will issue U.S. $750,000,000 of registered notes (the
"Notes"), with fixed-rate interest payable semi-annually and a maturity date of May 1, 2009, as described in the Prospectus Supplement dated April 29, 1999 to the Prospectus dated April 23, 1999 relating to the initial offering and sale of the Notes (the
"Prospectus").

  This opinion is rendered to you pursuant to Subsection (b) of Schedule 2 of the Pricing Agreement dated April 29, 1999, among SRAC, Sears Roebuck and
Co., and J.P. Morgan Securities Inc. (the "Pricing
Agreement").

  As special tax counsel to SRAC, we have examined such records and documents of SRAC as we deemed necessary and relevant for purposes of rendering our opinion as to the principal United States federal income and estate tax consequences to persons holding
Notes, including (i) the Prospectus, (ii) the
Prospectus Supplement, (iii) the Form of the Note,
(iv) the Indenture dated as of May 15, 1995 between The Chase Manhattan Bank, N.A., and SRAC, (v) the
Pricing Agreement, and (vi) the Underwriting Agreement dated April 29, 1999, among SRAC, Sears Roebuck and
Co., and J.P. Morgan Securities Inc. Unless otherwise defined herein, all capitalized terms shall have the meanings assigned to them in the Prospectus and the Prospectus Supplement.


  We have been advised and for purposes of our opinion assume that SRAC will characterize all Notes issued under the Indenture as indebtedness of SRAC for all United States federal income tax purposes.

  This opinion deals only with Notes held as capital assets and does not deal with special tax situations, such as dealers in securities or currencies, holders of Notes whose functional currency is not the United States dollar, or persons holding
Notes as a hedge against currency risk or as part of a larger integrated financial transaction. As used herein, the term holder refers to Book-Entry
Owners.

  Subject to the foregoing, we are of the opinion that the discussion under the section of the Prospectus Supplement titled United States Tax
Considerations is a fair and accurate description of the principal United States federal income and estate tax consequences of purchasing and holding the Notes and is correct as of the date hereof. The discussion is based on the Internal Revenue Code of 1986, as amended, regulations, rulings, administrative pronouncements and judicial decisions as of the date hereof. Subsequent developments in these areas could have a material effect on this opinion.

  We hereby consent to the use of our opinion as set forth in the Prospectus Supplement and the reference to our firm in said Supplement. We also consent to the filing of our opinion as part of SRAC's current report on Form 8-K dated on or about May 6, 1999.

  The Chase Manhattan Bank, N.A., as Trustee, may rely on this opinion as if it were addressed to them.

                        Very truly yours,


                        /s/ BAKER & MCKENZIE
                            BAKER & MCKENZIE

RHD/LGH/JRH